BB 4/29


03054253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 AND ENDING January 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Trafficway
(No. and Street)

Kansas City (City) Missouri (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George J McLiney, Jr. 816-221-4042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road Suite 300 (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, George J. McLiney, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney And Company, as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HEIDI EARL
Notary Public - Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: May 20, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WEAVER & MARTIN

Board of Directors
McLiney and Company

Independent Auditor's Report

We have audited the accompanying balance sheet of McLiney and Company as of January 31, 2003 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin

March 5, 2003

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Balance Sheet
Janaury 31, 2003

Assets		
Current assets:		
Cash	$	225,907
Cash, segregated account		5,004
Interest receivable		12,225
Securities owned at market value		752,568
Refundable income tax		12,250
Prepaid expense		3,449
Total current assets		1,011,403
Furniture and equipment		90,280
Accumulated depreciation		(60,818)
		29,462
Notes receivable		117,700
	$	1,158,565
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	82,403
Accrued liabilities		25,302
Total current liabilities		107,705
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Accumulated other comprehensive income		24,429
Retained earnings		1,040,039
		1,179,738
Less treasury stock at cost (10,732 in 2003 and 9,178 in 2002 shares A and 3,916 in 2003 and 3,622 in 2002 shares B)		(128,878)
Total shareholders' equity		1,050,860
	$	1,158,565

See notes to financial statements.

McLiney and Company
Notes to Financial Statements
January 31, 2003

1. **Summary of Significant Accounting Policies**

Nature of Operations:
The Company is a broker-dealer, principally in securities of Municipalities, with customers throughout the United States. Management does not believe significant credit risk exists in its sales or receivables.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Depreciation is calculated on straight-line and accelerated methods using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of January 31, 2003, approximately $24,000 of unrealized gains are included in the value of securities owned.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution.

2. **Note payable**

The Company has a $5,000,000 line of credit with a bank secured by securities inventory and a personal guarantee of the majority shareholder. Interest is payable monthly at the prime rate. On January 31, 2003 the prime rate was 4.25% and fluctuated between 4.25% and 4.75% during the year then ended. As of January 31, 2003 no funds had been borrowed against the line.

3. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2003, the Company had a net capital ratio of .15 to 1.

The annual general assessment reconciliation form (SIPC-7) was waived by the Securities Investor Protection Corporation for the year ended January 31, 2003.

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

4. **Pension Plan**
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed in fiscal 2003 were approximately $26,000.

5. **Income Taxes**
The difference between the statutory tax rate and the effective tax rate results from the surtax exemption, municipal interest income and depreciation.

6. **Commitments**
At January 31, 2003, the Company had entered into when-issued purchase commitments at market for municipal obligations of $3,650,000 and corresponding when-issued sale commitments of $3,070,000.

The Company rents office space under a five-year lease. Rent payments for the year ended January 31, 2003 totaled approximately $16,430. Minimum lease payments are $16,560 for fiscal 2004, $16,560 for fiscal 2005, $17,100 for fiscal year 2006, $17,280 for fiscal 2007, and $22,320 for fiscal year 2008 and on.

7. **Related Party Transactions**
During fiscal 2003, there were demand notes receivable from shareholders with an interest rate of 6%. There also was an investment in a Limited Liability Company whose members included shareholders.

Included in notes receivable at January 31, 2003 was a $117, 700 real estate mortgage with an entity composed of shareholders. The note is collateralized by property with interest only payments of 7% due annually. Principal is due December 31, 2006.